Exhibit 99.4

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                                  NEWS RELEASE


For media information          For investor information
Neil McGlone                   Allan E. Jordan               Motti Gadish
Michael A. Burns & Associates  The Global Consulting Group   Retalix Ltd.
+1-214-521-8596                +1-646-284-9400               +972-9-776-6677
nmcglone@mbapr.com             ajordan@hfgcg.com    Motti.Gadish @retalix.com

       BP Deploys Retalix Software in its Fuel and Retail Sites Worldwide

    Retalix StorePoint Will Be Installed in over 27,000 Sites in 18 Countries

     Ra'anana, Israel; March 27, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that BP (NYSE: BP), the world's third largest oil, gas and petrochemical company, has selected Retalix StorePoint(TM) store and fuel software applications for over 27,000 petrol stations, convenience stores and quick service restaurants across 18 countries.

     During recent years, BP has grown by acquisition and acquired a patchwork of retail systems. This has led to a variety of technology solutions, including multiple types of POS and numerous Back Office, forecourt control, payment processing, and headquarters systems. Many of these systems have become outdated and in need of replacement.

     As a result, BP sought to implement a consistent, global retail technology framework across its entire retail operation. After thourough examination of the technology solutions available in the market, BP selected Retalix as the global software provider for its fuel and retail sites. The Retalix solution has been piloted in several BP locations worldwide during the past two years, and global deployment began in February 2007 in Australia. The solution is now in the process of being deployed to all BP Company-Owned stores globally over the next 3 years.

      "In a need to implement IT solutions that will reduce operational costs, we looked for a platform that is both robust and flexible. We have sought to implement common business processes and a common architecture to drive operational execellence at reduced operating costs.", said Ed Alford, Chief Information Manager, Convenience Retail, BP. "The Retalix solution provides BP with the functionality needed to support the expanding business of our fuels sites, convenience stores and quick service restaurants."

     "This is a milestone contract for Retalix, marking our entry into the top-tier muti-national petroleum and convenience retail chains", said Barry Shaked, President and CEO of Retalix. "Partnering with BP is a privilege, and has improved Retalix's own capabilities and processes during our work together. BP's selection of Retalix is another testimony of the value and the benefits that our products and people can bring to major petroleum and convenience store retailers worldwide."

     About Retalix StorePoint

     Retalix StorePoint, with 11,000 installations in 25 countries, is an integrated software solution for operators of convenience stores, fueling stations and quick service restaurants worldwide. Retalix StorePoint is a hardware-independent suite of applications, supporting various fuel, retail and foodservice formats and multiple languages and currencies in a single integrated solution.

     About BP

     BP is the world's third largest oil, gas and petrochemical company. With over 27,000 retail sites in 18 countries across the globe, BP serves nearly 13 million customers each day through a collection of powerful brands, including Arco, Castrol, Amoco, Aral and BP. BP retail sites include large convenience stores with a cafe and bakery, which offer freshly prepared foods. Retail sales at $5.8 billion are only 2% of group turnover but carry a higher margin than petrol retailing and are growing. BP employs 96,000 people worldwide and was ranked No. 4 on Fortune 500 in 2006.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix and Retalix StorePoint are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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